Exhibit 99.1

Fortuna initiates irrigation and leaching of ore at the Lindero gold Project, Argentina

Vancouver, September 3, 2020-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce the start of irrigation and leaching of ore placed on the heap leach pad at the Lindero gold Project, located in the Province of Salta, Argentina. First gold pour is expected in early October 2020.

Jorge A. Ganoza, President, CEO and Director, commented, “In spite of all the restrictions and challenges brought by the COVID-19 pandemic, we are managing to successfully advance Lindero in a safe and secure manner for our personnel and neighbours.” Mr. Ganoza continued, “With the start of irrigation, we achieved one more key milestone in the pre-production phase as we prepare for what follows, the first gold pour at our third producing mine.”

Construction and commissioning activities at Lindero are advancing according to the plan outlined in the Company’s news release dated May 8, 2020.

Ramp-up and pre-production highlights:

•	Night shift operations at the primary and secondary crushing circuits began in mid-August; at month’s end, daily throughput peaked at 17,400 tpd or 93% of design capacity of 18,750 tpd
•	277,000 tonnes[1] of ore averaging 0.87 g/t Au1 containing an estimated 7,750 ounces of gold have been placed on the leach pad as of August 31, 2020
•	Irrigation and leaching of ore on the leach pad commenced on September 1, 2020
•	Pre-commissioning of the ADR plant is 80% complete
•	First gold pour is expected in early October 2020

Note:

1.	Tonnes and grades are estimated using grade control sampling of blast holes

Crushing circuit, ore irrigation, and ADR plant

The ramp-up phase of the primary and secondary crushing circuits is advancing according to plan. The operations team is engaged in addressing operational-related adjustments and fine tuning the process and equipment. Night shift operations started at Lindero in mid-August, ahead of schedule.

Irrigation of ore on the heap leach pad commenced on September 1, according to plan. As of the end of August, a total of 277,000 tonnes have been placed on the leach pad averaging 0.87 g/t Au, containing an estimated 7,750 ounces of gold.

Pre-commissioning of the ADR plant is progressing according to schedule. Testing of the plant circuits with water, carbon preparation, and commissioning of the main equipment is expected to begin in the coming days. First gold pour is planned in early October.

Quality Assurance & Quality Control

Grade control estimates are based on blast hole chip samples submitted to Lindero’s on-site laboratory for preparation and assaying for gold, using fire assay with an atomic absorption finish. The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 20 normal samples as well as the submission of duplicate samples for verification of sampling and assay precision levels by an ISO 9001:2000 certified umpire laboratory. ALS Global Laboratory in Mendoza, Argentina prepared the samples for assaying and then forwarded the samples to ALS Global Laboratory in Lima, Peru for assay by standard fire assay methods.

Qualified Person

Amri Sinuhaji is the Technical Services Director – Mine Planning for the Company, a Professional Engineer registered with the Association of Professional Engineers and Geoscientists of the Province of British Columbia (#48305) and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Mr. Sinuhaji has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About the Lindero gold Project, Argentina

In September 2017, the commencement of construction at Lindero was officially launched (refer to Fortuna news releases dated September 21, 2017 and December 21, 2017). Lindero has been designed as an 18,750 tonnes per day owner operated open pit mine with a pit life of 13 years based on current Mineral Reserves. Crushed ore will be placed on a leach pad with the pregnant solution pumped to SART and ADR plants prior to electrowinning and refining where gold will be poured to doré bars.

Management expects total construction capital expenditures of between $314.0 million and $320.0 million as per the updated construction and commissioning schedule (refer to Fortuna’s news release dated May 8, 2020).  This represents an increase of 28 percent from the September 2017 feasibility estimate. The technical report of the Lindero Project is available on SEDAR at www.sedar.com and on the Company’s website at www.fortunasilver.com.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project, currently under construction, in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the timing of construction, commissioning, ramp-up activities, first doré pour and production at the Lindero Project which are subject to COVID-19 related constraints, the modified construction and production timeline, the total funding requirements, the estimated metallurgical recovery rates, the estimated production at Lindero; the average head grades and stripping ratios; the amount of contained ounces of gold from ore placed on the leach pad. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “scheduled”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, the worldwide economic and social impact of COVID-19, the duration and extent of COVID-19, changes in general economic conditions and financial markets; the re-imposition of government restrictions on business related to COVID-19; any positive cases of COVID-19 at the Project site or in the area which may cause a reduction or suspension in operations and activities and which may ultimately affect and delay the modified construction and production timeline; changes in prices for silver and other metals; the amount of contained ounces of gold from ore placed on the leach pad; the timing of the first gold pour; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the management of the worldwide economic and social impact of COVID-19, that the duration and extent of COVID-19 is minimized and not long-term, the expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting construction, activities and operations at Lindero, there will be no changes in laws or regulations which may affect the Company’s operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.